Exhibit 99.1

EXECUTION COPY

ONCOLYTICS BIOTECH INC.

$30,000,000

equity distribution AGREEMENT

October 24, 2018

Canaccord Genuity LLC

99 High Street, 12th Floor

Boston, Massachusetts 02110

Ladies and Gentlemen:

Oncolytics Biotech Inc., a company incorporated under the Business Corporations Act (Alberta) (the “Company”), confirms its agreement (this “Agreement”) with Canaccord Genuity LLC (“Canaccord”), as follows:

1.           Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it will issue and sell through Canaccord, acting as sales agent, common shares (the “Shares”) of the Company (the “Common Shares”) having an aggregate offering price of up to $30,000,000; provided, further, that with respect to “at-the-market” distributions of Placement Shares, the market value of the Placement Shares distributed under any single Prospectus Supplement (defined below) shall not exceed 10% of the aggregate market value of the Company’s outstanding Shares as of the date specified in Section 9.1 of National Instrument 44-102 - Shelf Distributions (“NI 44-102”), which shall be calculated in accordance with Section 9.2 of NI 44-102. Notwithstanding anything to the contrary contained herein, compliance with the limitations set forth in this Section 1 and Part 9 of NI 44-102 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and Canaccord shall have no obligation in connection with such compliance. The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and Canaccord shall agree from time to time. The issuance and sale of the Shares through Canaccord will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the United States Securities and Exchange Commission (the “Commission”).

2.           Placements.

(a)	Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify Canaccord by e-mail notice (or other method mutually agreed to in writing by the parties) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares (“Placement Shares”) to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made (a “Placement Notice”), a form of which shall be mutually agreed upon by the Company and Canaccord. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from Canaccord set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon confirmation by Canaccord unless and until (i) Canaccord declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 13.

(i)	Placement Fee. The amount of compensation to be paid by the Company to Canaccord with respect to each Placement (in addition to any expense reimbursement pursuant to Section 8(i)(ii)) shall be equal to 3.0% of gross proceeds from each Placement.

(ii)	No Obligation. It is expressly acknowledged and agreed that neither the Company nor Canaccord will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to Canaccord, and then only upon the terms specified therein and herein. It is also expressly acknowledged that Canaccord will be under no obligation to purchase Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice control.

3.           Sale of Placement Shares by Canaccord. Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, Canaccord will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges that Canaccord will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the United States Securities Act of 1933, as amended (the “Securities Act”), and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all applicable Canadian Securities Laws (as defined below), and, the rules of The NASDAQ Capital Market (“NASDAQ”) and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. Canaccord will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which they have made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to Canaccord with respect to such sales, and the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice, Canaccord may sell Placement Shares by any method permitted by law deemed to be an “at the market” offering under Rule 415 of the Securities Act, including, without limitation, sales made directly on NASDAQ (the “Principal Trading Market”), on any other existing trading market for the Common Shares solely in the United States (it being expressly acknowledged by both parties that no sales shall be made on the Toronto Stock Exchange (the “TSX”)) or to or through a market maker in the United States. In no event will Canaccord sell Placement Shares in privately negotiated transactions. During the term of this Agreement, and notwithstanding anything to the contrary herein, Canaccord agrees that in no event will it or any of its affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that Canaccord will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) Canaccord will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by Canaccord to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3. For the purposes hereof, “Trading Day” means any day on which the Principal Trading Market is open for trading.

4.           Suspension of Sales. The Company or Canaccord may, upon notice to the other party in writing, by telephone (confirmed immediately by verifiable facsimile transmission) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and Canaccord agree that no such notice shall be effective against the other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

5.           Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Business Day (or such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to Canaccord, as the case may be, pursuant to Section 2 hereof, as the case may be, (ii) any other amounts due and payable by the Company to Canaccord hereunder pursuant to Section 8(i) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)	Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting Canaccord’s accounts or its designee’s account (provided that Canaccord shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company (“DTC”) through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, Canaccord will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold Canaccord harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to Canaccord any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

6.           Registration Statement and Prospectuses. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in the provinces of British Columbia, Alberta, Manitoba and Ontario (collectively, the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated April 25, 2018 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated May 4, 2018, in respect of an aggregate of up to Cdn$150,000,000 in certain securities of the Company, including Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Alberta Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated May 4, 2018 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102, (NI 44-101 and NI 44-102 are collectively referred to herein as, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws; and “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-224432) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”) relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

Canaccord shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. Canaccord agrees that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Each of the Company and Canaccord hereby agrees and acknowledges that all sales and solicitations of sales of common shares by Canaccord as agent of the Company shall be made solely in the United States.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectuses, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectuses shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectuses, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses, as the case may be.

7.           Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, Canaccord that:

(a)	Registration Statement and Prospectuses. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission (the “Commission Documents”) since the Company has been subject to the requirements of Section 12 of the Exchange Act, and all of such filings required to be filed within the last 12 months have been made on a timely basis. The Company meets the general eligibility requirements for the use of NI 44-101 and NI 44-102 and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to Canaccord or made available to Canaccord on SEDAR. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statements or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all Commission Documents that were filed with the Commission have either been delivered to Canaccord or made available to Canaccord on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed or furnished with the Commission have either been delivered to Canaccord or made available to Canaccord on EDGAR. For the purposes of this Agreement, the “Applicable Time” means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement. The Canadian Prospectuses, at the time of filing thereof with the applicable Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectuses, as amended or supplemented, as of their respective dates, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectuses, as amended or supplemented, as of their respective dates, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Securities and to the Company and its Subsidiaries. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to Canaccord furnished to the Company in writing by Canaccord expressly for use therein. The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. There is no franchise, contract or other document of a character required to be described in the Registration Statement or the Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required. The statistical, industry and market-related data included in the Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and such data agrees with the sources from which it is derived. The Company has delivered to the Investor one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as Canaccord has reasonably requestedThe Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Shares in connection with this Agreement other than the Prospectuses or the Registration Statement. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Securities Act (without taking account of any determination by the Commission pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(b)	No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, and the U.S. Prospectuses, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectuses and the applicable Issuer Free Writing Prospectus(es) issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by Canaccord expressly stating that such information is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto.

(c)	Financial Information. The consolidated financial statements and the related notes thereto and the supporting schedules of the Company and the subsidiaries of the Company listed on Schedule 2 hereto (each a “Subsidiary” and collectively, the “Subsidiaries”), together with the related notes, set forth or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, have been and will be prepared in accordance with the applicable accounting requirements of the Securities Act, the Exchange Act, and applicable Canadian Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “International Standards”), applied on a consistent basis throughout the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects and will fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments); and the other financial information included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package has been compiled on a basis consistent in all material respects with that of the financial statements and presents fairly in all material respects the information shown thereby. The Company does not have any material liabilities or obligations, direct or contingent, which are not disclosed in the Registration Statement, the Prospectuses and the Disclosure Package. There are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to Canadian Securities Laws, to include additional financial disclosure in the Prospectuses. All non-GAAP financial information included in the Registration Statement and the Prospectuses complies with the requirements of Regulation G under the Securities Act and Canadian Securities Laws regarding the use of non-GAAP financial information.

(d)	Organization.

(i)	The Company has been duly incorporated and is validly existing as a corporation in good standing under the Business Corporations Act (Alberta) with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses; and the Company is duly qualified as a foreign entity to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on (i) the consolidated business, operations, assets, properties, financial condition, prospects or results of operations of the Company and its Subsidiaries taken as a whole, (ii) the transactions contemplated hereby or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”).

(ii)	Each Subsidiary has been duly formed and is validly existing (and in good standing, where applicable) under the laws of the jurisdiction of its formation has full power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified would not have a Material Adverse Effect.

(e)	Subsidiaries. Except as described in the Prospectuses, all of the assets described in the Prospectuses as owned by the Subsidiaries of the Company are owned directly by the Subsidiaries. The Subsidiaries listed on Schedule 2 hereto are significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X as promulgated by the Commission) of the Company and, except for the Subsidiaries, the Company owns no beneficial interest, directly or indirectly, in any corporation, partnership, joint venture, limited liability company or other entity. Other than the Subsidiaries of the Company listed in Exhibit 8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, the Company, directly or indirectly, owns no capital stock or other equity ownership or proprietary interest in any corporation, partnership, association, trust or other entity.

(f)	Encumbrances. Each of the Company and its Subsidiaries has (i) good and marketable title to all of the properties and assets owned by it, free and clear of all liens, charges, claims, security interests or encumbrances (collectively, “Encumbrances”), other than Encumbrances that would not have a Material Adverse Effect, and (ii) possession under all material leases to which it is party as lessee. All leases and contracts to which the Company or its Subsidiaries is a party are valid and binding and no material default has occurred and is continuing thereunder, and no event or circumstance that with the passage of time or giving of notice, or both, would constitute such a material default has occurred and is continuing, and, to the knowledge of the Company, no defaults by the counterparties exist under any such leases or contracts.

(g)	No Improper Practices. (i) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or the Subsidiaries, has, in the past five years, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) no relationship, direct or indirect, exists between or among the Company or, to the knowledge of the Company, the Subsidiaries or any affiliate of either of them, on the one hand, and the directors, officers and stockholders of the Company or, to the knowledge of the Company, the Subsidiaries, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or the Subsidiaries or any affiliate of them, on the one hand, and the directors, officers, stockholders or directors of the Company or, to the knowledge of the Company, the Subsidiaries, on the other hand, that is required by the rules of the Financial Industry Regulatory Authority (“FINRA”) to be described in the Registration Statement and the Prospectuses that is not so described; and (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the knowledge of the Company, the Subsidiaries to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them.

(h)	Investment Company Act. Neither the Company nor the Subsidiaries, is now or, after giving effect to the offering and sale of the Shares, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(i)	Capitalization. The Company has authorized and outstanding capitalization as set forth in the Prospectuses under the caption “Consolidated Capitalization” as of the dates indicated in each Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with the Business Corporations Act (Alberta); and all of the issued shares of capital stock of the Subsidiaries of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and the shares of such Subsidiaries are owned directly or indirectly by the Company and are held free and clear of all Encumbrances. None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. Except as may be described in the Registration Statement and the Prospectuses, and except with respect to equity awards issued under the Company’s equity incentive plans, there are no outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company. No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the qualification of such securities under the Canadian Prospectuses.

(j)	The Shares. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Encumbrances and will be issued in compliance with the Business Corporations Act (Alberta); the capital stock of the Company, including the Common Shares, conforms in all material respects to the description thereof contained in the Registration Statement and the Common Shares, including the Placement Shares, will conform to the description thereof contained in the Prospectuses as amended or supplemented. Neither the stockholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Placement Shares or other rights to purchase or receive any of the Placement Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act or Canadian Securities Laws, any shares of capital stock or other securities or assets of the Company upon the issuance or sale of the Placement Shares.

(k)	No Material Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, and except as may be otherwise stated or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor the Subsidiaries has sustained any material loss or interference with the business of the Company and its Subsidiaries, taken as a whole, including without limitation, from fire, explosion, flood or other calamity or damage to any asset, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; (i) there have been no transactions entered into by the Company or the Subsidiaries which are material to the Company and its Subsidiaries, considered as a whole, (ii) there has not been any change, development, or event that has caused, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) since the date of the latest financial statements included or incorporated by reference in the Registration Statement and the Prospectuses there has not been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, any material increase in the short-term debt or long-term debt of the Company and its Subsidiaries, on a consolidated basis, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any Class of Capital Stock, or any Material Adverse Effect, or any development reasonably likely to cause or result in a Material Adverse Effect.

(l)	Legal Proceedings.

(i)	Except as set forth in the Prospectuses, there is no legal, governmental, administrative or other claim, proceeding, investigation, action, suit or inquiry pending, or, to the knowledge of the Company, threatened against or affecting the Company or its Subsidiaries or any of their respective properties or to which the Company or its Subsidiaries is or may be a party or to which any property of the Company or its Subsidiaries is or may be the subject, or against any officer, director or employee of the Company or the Subsidiaries in connection with such person’s employment therewith that, if determined adversely to the Company or the Subsidiaries or such officer, director or employee, could individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect. Neither the Company nor its Subsidiaries is a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which could have a Material Adverse Effect.

(ii)	There are no legal, governmental or administrative proceedings, investigations, actions, suits or inquiries or contracts or documents of the Company or its Subsidiaries that are required to be described in or filed as exhibits to the Commission Documents or any documents filed by the Company with the Canadian Qualifying Authorities, Registration Statement or any of the documents incorporated by reference therein by the Securities Act, the Exchange Act or Canadian Securities Laws, or by the rules and regulations of the Commission or the Canadian Qualifying Authorities, as appropriate, thereunder that have not been so described or filed as required by the Securities Act or the Exchange Act and the Rules and Regulations under any of them.

(m)	Authorization; Enforceability.

(i)	The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, to provide the representations, warranties and indemnities under this Agreement and all necessary action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether applied in a proceeding in law or equity).

(ii)	Executing and delivering this Agreement and the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not result in (i) a breach or violation of any of the terms and provisions of, or constitute a default under, any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which the Company or its Subsidiaries is a party or by which either of them is bound or to which any of the property of the Company or its Subsidiaries is subject, except such as would not individually or in the aggregate cause or be reasonably likely to cause or result in a Material Adverse Effect, (ii) a violation of the Company’s articles of incorporation or bylaws, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or its Subsidiaries or any of their properties, (iii) the creation of any material Encumbrance upon any assets of the Company or its Subsidiaries or the triggering, solely as a result of the Company’s execution and delivery of this Agreement, of any preemptive or anti-dilution rights or rights of first refusal or first offer, or any similar rights (whether pursuant to a “poison pill” provision or otherwise), on the part of holders of the Company’s securities or any other person or (iv) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority. Neither the Company nor its Subsidiaries or affiliates, nor any person acting on its or their behalf, has issued or sold any Common Shares or securities or instruments convertible into, exchangeable for and/or otherwise entitling the holder thereof to acquire Common Shares which would be integrated with the offer and sale of the Shares hereunder pursuant to the rules of the Principal Trading Market on which any of the securities of the Company are listed or designated or the TSX. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Trading Market or the TSX.

(n)	Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited be federal or state securities laws or public policy considerations in respect thereof and except for any unenforceability that, individually or in the aggregate, would not unreasonably be expected to have a Material Adverse Effect.

(o)	No Violations or Default. Neither the Company nor its Subsidiaries is (i) in violation of any provisions of its articles of incorporation, bylaws or any other governing document as amended and in effect on and as of the date hereof, (ii) in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any indenture, mortgage, deed of trust, loan or credit agreement or any provision of any instrument or contract to which it is a party or by which it is bound that, individually or in the aggregate, could have a Material Adverse Effect or (iii) subject to a Company Repayment Event (as defined below). As used herein, “Company Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment prior to the stated maturity or date of mandatory redemption or repayment thereof of all or a portion of such indebtedness by the Company or its Subsidiaries.

(p)	Compliance with Laws. The Company and its Subsidiaries have not violated and are in compliance with all laws, statutes, ordinances, regulations, rules and orders of each foreign, federal, state or local government and any other governmental department or agency having jurisdiction over the Company and the Subsidiaries, and any judgment, decision, decree or order of any court or governmental agency, department or authority having jurisdiction over the Company and the Subsidiaries, except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

(q)	Consents and Permits. The Company and its Subsidiaries possess all such licenses, permits, consents, orders, certificates, authorizations, approvals, franchises and rights issued by and have obtained or made all such registrations with the appropriate federal, state, foreign or local regulatory agencies or judicial or governmental bodies that are or will be necessary to conduct their business as described in the Registration Statement and the Prospectuses except for licenses, permits, consents, orders, certificates, authorizations, approvals, franchises, rights or registrations, the absence of which, individually or in the aggregate, would not have a Material Adverse Effect; the Company and its Subsidiaries have not received any notice of proceedings or investigations relating to the revocation or modification of any such licenses, permits, consents, orders, certificates, authorizations, approvals, franchises, rights or registrations which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect. No consent, approval, authorization, permit, or order of, or filing or registration with, any court or governmental or self-regulatory agency or body is required for the issue and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement, except as have been obtained under the Securities Act, the Exchange Act and Canadian Securities Laws, and such as may be required under the blue sky laws of any jurisdiction or the rules and regulations of FINRA, the Principal Trading Market or the TSX in connection with the transactions contemplated by this Agreement. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to each Applicable Time.

(r)	Insurance. On the date hereof, and after the date hereof other than as set forth in the Prospectuses, the Company and its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent, reasonable and, to the knowledge of the Company, customary for companies engaged in similar businesses in similar industries; neither the Company nor its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance; all such insurance is outstanding and in full force and effect and neither the Company nor the Subsidiaries has received any notice of cancellation or proposed cancellation relating to such insurance.

(s)	Environmental Laws.

(i)	On the date hereof, and after the date hereof other than as set forth in the Prospectuses, the Company and its Subsidiaries have obtained all environmental permits, licenses and other authorizations required by federal, state, foreign and local law relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), in order to conduct their businesses as described in the Prospectuses except where the failure to obtain a particular environmental permit, license, or authorization, has not or could not reasonably be expected to, either individually or in the aggregate, result in a Material Adverse Effect; the Company and the Subsidiaries are conducting their businesses in compliance in all material respects with such permits, licenses and authorizations and with applicable environmental laws; and, except as described in the Prospectuses, the Company is not in violation of any federal, state, foreign or local law or regulation relating to the storage, handling, disposal, release or transportation of hazardous or toxic materials except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

(ii)	In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect.

(t)	Independent Public Accountants. Ernst & Young LLP, Chartered Accountants, which has audited the consolidated balance sheets of the Company as of December 31, 2015, 2016 and 2017 and the consolidated statements of income, stockholders’ equity, and cash flows for the years then ended and reviewed the consolidated interim financial statements of the Company for the six-month period ended June 30, 2018, which are all included in or incorporated by reference in the Registration Statement and the Prospectuses, are independent public accountants with respect to the Company within the meaning of the Securities Act and the Exchange Act and the applicable published rules and regulations thereunder and are independent with respect to the Company as required by Canadian Securities Laws. There has not been any reportable event (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of the Company nor any event which has led the Company’s current or former auditors to threaten to resign. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(u)	Forward-Looking Statements. No forward looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or forward-looking information (within the meaning of Canadian Securities Laws) contained in the Commission Documents, the Registration Statement or the Prospectuses, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(v)	Intellectual Property. The Company and its Subsidiaries own or possess sufficient legal rights to all patents, trademarks, service marks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes necessary for their respective businesses as now conducted (collectively, the “Company Intellectual Property Rights”) and to the Company’s knowledge without any conflict with, or infringement of, the rights of others, except where the failure to own or possess such Company Intellectual Property Rights or such conflict or infringement, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor the Subsidiaries has received any written communications alleging that the Company or its Subsidiaries has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity. To the Company’s knowledge there is no existing infringement by any person of such Company Intellectual Property Rights. All patent applications within the Company Intellectual Property Rights that have been filed by the Company or the Subsidiaries with the Patent and Trademark Office and/or any foreign patent office have been duly filed by the Company or such Subsidiaries, as applicable, and the Company or Subsidiary has taken all actions reasonably necessary to maintain the prosecution of such patent applications.

(w)	Taxes.

(i)	The Company was not, for the immediately preceding taxable year, treated as, will not, for the current taxable year, be treated as, and does not anticipate that, for any subsequent taxable year, it will be treated as a “foreign investment company” or a “foreign personal holding company” for United States federal income tax purposes.

(ii)	The Company has filed all United States federal and state and all applicable local and foreign income tax returns which have been required to be filed, except in any case in which the failure to so file would not have a Material Adverse Effect.

(iii)	The Company has paid all United States federal, state and local and foreign taxes required to be paid and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing would otherwise be delinquent, except, in all cases, for any such tax, assessment, fine or penalty that is being contested in good faith and except in any case in which the failure to so pay would not result in a Material Adverse Effect.

(iv)	No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of Canaccord to any political subdivision or taxing authority in connection with the sale and delivery by the Company of the Placement Shares to or for the account of Canaccord or the sale and delivery by Canaccord of the Placement Shares to the purchasers thereof.

(x)	No Reliance. The Company has not relied upon Canaccord or legal counsel for Canaccord for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(y)	Underwriter Agreements. Except for this Agreement and as set forth on Schedule 7(y) the Company, is not a party to any agreement with an agent or underwriter for any other “at the market” or continuous equity transaction or negotiated or underwritten public offering.

(z)	Disclosure Controls.

(i)	The Company has established and maintains disclosure controls and procedures as required by Rule l3a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings, which (a) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Registration Statement; (b) the Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Form 20-F for the fiscal year most recently ended (such date, the “Evaluation Date”). The Company presented in its Form 20-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. Since the Evaluation Date, there have been no significant changes in the Company’s disclosure controls and procedures that are reasonably likely to affect the Company’s disclosure controls and procedures;.

(ii)	The Company (a) makes and keeps accurate books and records and (b) maintains internal accounting controls which provide reasonable assurance that (1) transactions are executed in accordance with management’s authorization, (2) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (3) access to its assets is permitted only in accordance with management’s authorization and (4) the reported accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(aa)	Accounting Controls. There is no (i) significant deficiency or material weakness in the design or operation of internal controls over financial reporting; or (ii) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with the International Standards, and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”), validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws.

(bb)	Certain Market Activities. The Company has not taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Shares.

(cc)	Broker/Dealer Relationships. Neither the Company nor the Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning of Article I of the Bylaws of the FINRA).

(dd)	Sarbanes-Oxley. The principal executive officer and principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) with respect to all reports, schedules, forms, statements and other documents required to be filed by it with the Commission, and the statements contained in any such certification are complete and correct. The Company, and to its knowledge, all of the Company’s directors or officers, in their capacities as such, are in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(ee)	Finder’s Fees. Neither the Company nor the Subsidiaries has incurred any liability for any brokerage commission, finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to Canaccord pursuant to this Agreement.

(ff)	Labor Disputes. There are no existing or, to the knowledge of the Company, threatened labor disputes with the employees of the Company or its Subsidiaries which would reasonably be expected to have a Material Adverse Effect.

(gg)	Canaccord Purchases. The Company acknowledges and agrees that Canaccord has informed the Company that Canaccord may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Common Shares for Canaccord’s own account and for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(hh)	No Registration Rights. Except as may be described in the Prospectuses, neither the Company nor its Subsidiaries is party to any agreement that provides any person with the right to require the Company or its Subsidiaries to register any securities for sale under the Securities Act or Canadian Securities Laws by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Placement Shares.

(ii)	Prospectus Disclosure. The statements set forth in the Prospectuses under the caption “Description of Share Capital” insofar as they purport to constitute a summary of the terms of the Shares, and under the caption “Plan of Distribution,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete.

(jj)	Treasury Regulators. To the knowledge of the Company, none of the Company, its Subsidiaries or any director, officer, agent, employee or affiliate of the Company or its Subsidiaries is currently the target of any proceeding, investigation, suit or other action arising out of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (“Treasury Regulators”); and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by Treasury Regulators.

(kk)	Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions to which the Company and its Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), except as would not reasonably be expected to result in a Material Adverse Effect; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ll)	Sanctions. (i) Neither the Company nor any of its subsidiaries, nor to the knowledge of the Company any or their directors, officers or employees, agent, affiliate or representative of the Company or its subsidiaries, is an individual or entity that is, or is owned or controlled by an individual or entity that is: (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria); (ii) neither the Company nor any of its subsidiaries will, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity: (A) to fund or facilitate any activities or business of or with any individual or entity or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or (B) in any other manner that will result in a violation of Sanctions by any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise); and (iii) for the past five years, neither the Company nor any of its subsidiaries has knowingly engaged in, and is not now knowingly engaged in, any dealings or transactions with any individual or entity, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mm)	Off-Balance Sheet Arrangements. There are no transactions, arrangements and other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its affiliates and any unconsolidated entity, including, but not limited to, any structural finance, special purpose or limited purpose entity (each, an “Off Balance Sheet Transaction”) that could reasonably be expected to affect materially the Company’s liquidity or the availability of or requirements for its capital resources, including those Off Balance Sheet Transactions described in the Commission’s Statement about Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8056; 34-45321; FR-61), required to be described in the Prospectuses which have not been described as required.

(nn)	ERISA. Each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(oo)	Stock Option. Each stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price in accordance with the terms of the Stock Plan and in accordance with the rules of the TSX, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance in all material respects with applicable laws and with the applicable Stock Plan(s), (ii) was duly approved by the Board of Directors (or a duly authorized committee thereof) of the Company, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission, the Canadian Qualifying Authorities, the Principal Trading Market and the TSX.

(pp)	No Misstatement or Omission in an Issuer Free Writing Prospectus. Each issuer free writing prospectus, as defined in Rule 405 under the Securities Act (an “Issuer Free Writing Prospectus”), as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by and through Canaccord for use therein.

(qq)	Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified. The Company has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of Canaccord. The Company has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(rr)	Canadian Reporting Issuer; Compliance With Exchange Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such Qualifying Jurisdiction that maintains such a list. The Company has not filed any confidential material changes reports which remain confidential at the date hereof. The Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Shares pursuant to the Exchange Act nor has the Company received any notification that the Commission is currently contemplating terminating such registration. The Shares are currently listed on (i) the Principal Trading Market under the trading symbol “ONCY” and (ii) the TSX under the trading symbol “ONC”. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the rules and regulations of the Principal Trading Market or the TSX. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with the rules and regulations of the Principal Trading Market and the TSX. Except as described in the Registration Statement or the Prospectuses, there are no affiliations among the Company’s directors and officers and members of the FINRA. To the knowledge of the Company, no beneficial owners of the Company’s capital stock or subordinated debt who, together with their associated persons and affiliates, hold in the aggregate 10% or more of such capital stock or subordinated debt, have any direct or indirect association or affiliate with a FINRA member. A Registration Statement relating to the Shares on Form 8-A or other applicable form under the Exchange Act has become effective.

(ss)	Regulatory. Except as described in the Registration Statement and the Prospectuses, the Company and each of its Subsidiaries: (i) is and at all times has been in material compliance with all applicable U.S., Canadian and foreign statutes, rules, regulations, or guidance applicable to Company and its Subsidiaries and the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company (“Applicable Laws”), except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (ii) have not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the U.S. Food and Drug Administration or any other U.S. or Canadian federal, state, provincial or foreign governmental authority having authority over the Company (“Governmental Authority”) alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (iii) possess all material Authorizations and such material Authorizations are valid and in full force and effect and are not in violation of any term of any such material Authorizations; (iv) have not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product operation or activity is in violation of any Applicable Laws or Authorizations and have no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (v) have not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and the Company has no knowledge that any such Governmental Authority is considering such action; and (vi) have filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or material Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission). To the Company’s knowledge, the studies, tests and preclinical and clinical trials conducted by or on behalf of the Company were and, if still pending, are, in all material respects, being conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable laws, including, without limitation, the United States Federal Food, Drug and Cosmetic Act and the laws, rules and regulations of the Therapeutic Products Directorate, the European Medicines Agency, the European Commission’s Enterprise Directorate General and the regulatory agencies within each Member State granting Marketing Authorization through the Mutual Recognition Procedure or any other federal, provincial, state, local or foreign governmental or quasi-governmental body exercising comparable authority; the descriptions of the results of such studies, tests and trials contained in the Prospectuses are accurate and complete in all material respects and fairly present the data derived from such studies, tests and trials; the descriptions in the Prospectuses of the results of such clinical trials are consistent in all material respects with such results and to the Company’s knowledge there are no other studies or other clinical trials whose results are solely in the opinion of Company’s management materially inconsistent with or otherwise materially call into question the results described or referred to in the Prospectuses; and the Company has not received any notices or correspondence from any governmental authority requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company or its Subsidiaries. The Company has concluded that it uses commercially reasonable efforts to review, from time to time, the progress and results of the studies, tests and preclinical and clinical trials and, based upon (x) the information provided to the Company by the third parties conducting such studies, tests, preclinical studies and clinical trials that are described in the Prospectuses and the Company’s review of such information, and (y) the Company’s actual knowledge, the Company reasonably believes that the descriptions of the results of such studies, tests, preclinical studies and clinical trials are accurate and complete in all material respects.

(tt)	DTC Eligibility. The Company, through its transfer agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Shares can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(uu)	Transfer Agent and Registrar. Computershare Trust Company of Canada at its principal offices in Calgary, Alberta is the duly appointed registrar and transfer agent of the Company with respect to the outstanding Shares.

(vv)	Shell Company Status. The Company is not currently, and within the past three years has not been, an issuer identified in Rule 144(i)(1) under the Securities Act.

8.           Covenants of the Company. The Company covenants and agrees with Canaccord that:

(a)	Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by Canaccord under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify Canaccord promptly of the time when any subsequent amendment to the Registration Statement has been filed with the Commission and has become effective (each, a “Registration Statement Amendment Date”) or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d); (iii) it will prepare and file with the Commission, promptly upon Canaccord’s request, any amendments or supplements to the Registration Statement or the Prospectuses that, in Canaccord’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by Canaccord (provided, however that the failure of Canaccord to make such request shall not relieve the Company of any obligation or liability hereunder, or affect Canaccord’s right to rely on the representations and warranties made by the Company in this Agreement); (iv) the Company will submit to Canaccord a copy of any amendment or supplement to the Registration Statement or the Prospectuses a reasonable period of time before the filing thereof and will afford Canaccord and Canaccord’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (v) it will furnish to Canaccord at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses; and the Company will cause (i) each amendment or supplement to the U.S. Prospectuses to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectuses to be filed with the Commission as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Company will advise Canaccord, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the form of the Registration Statement or the Prospectuses or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectuses in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such reasonable steps as may be necessary to permit offers and sales of the Placement Shares by Canaccord, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company’s expense (references herein to the Registration Statement shall include any such amendment or new registration statement).

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by Canaccord under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file on or before their respective due dates all reports required to be filed by it with the Commission pursuant to Sections 14(a), 14(c), 16(d), if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify Canaccord to suspend the offering of Shares during such period and the Company will promptly amend or supplement the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)	NASDAQ and TSX Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with The NASDAQ Capital Market all documents and notices, and make all certifications, as may be required by The NASDAQ Capital Market and (ii) will file with the TSX all documents and notices, and make all certifications, as may be required by the TSX.

(e)	Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on the Principal Trading Market and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the United States as Canaccord designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f)	Delivery of Registration Statement and Prospectuses. The Company will furnish to Canaccord and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as Canaccord may from time to time reasonably request and, at Canaccord’s request, will also furnish copies of the Prospectuses to each exchange or market on which sales of Placement Shares may be made.

(g)	Company Information. The Company will furnish to Canaccord for a period of one (1) year from the date of this Agreement such information as is reasonably requested by Canaccord regarding the Company or its Subsidiaries.

(h)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(i)	Expenses.

(i)	The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus (as defined in Section 9 of this Agreement), (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 8(e) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to Canaccord of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the Exchange, and (vii) up to US$10,000 of filing fees and expenses related to the Commission and the Financial Industry Regulatory Authority (including fees and disbursements of counsel to Canaccord incurred in connection therewith).

(ii)	In addition to any fees that may be payable to Canaccord hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Company shall reimburse Canaccord for all of its reasonable expenses, up to a maximum reimbursement of US$50,000, arising out of this Agreement (including travel and related expenses, the costs of document preparation, production and distribution, third party research and database services and the reasonable fees and disbursements of counsel to Canaccord) within ten (10) days of the presentation by Canaccord to the Company of a reasonably detailed statement therefor. In no event shall Canaccord be entitled to reimbursement of expenses hereunder to the extent it would cause Canaccord to receive total compensation in excess of eight percent (8.0%) of the total proceeds for the sale of Placement Shares hereunder.

(j)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(k)	Other Sales. Without the prior written consent of Canaccord (which consent shall not be unreasonably withheld), the Company will not (A) directly or indirectly, offer to sell, sell, announce the intention to sell, contract to sell, pledge, lend, grant or sell any option, right or warrant to sell or any contract to purchase, purchase any contract or option to sell or otherwise transfer or dispose of any Common Shares (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares or file any registration statement under the Act with respect to any of the foregoing (other than a registration statement on Form S-8), or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Shares, or any securities convertible into or exchangeable or exercisable for or repayable with Common Shares, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, during the period beginning on the fifth (5th) Business Day immediately prior to the date on which any Placement Notice is delivered by the Company hereunder and ending on the fifth (5th) Business Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; and, except for offers to sell and sells conducted pursuant to those agreements set forth on Schedule 8(k), without the prior written consent of Canaccord (which consent shall not be unreasonably withheld), the Company will not directly or indirectly in any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the later of the termination of this Agreement and the thirtieth (30th) day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; provided, however, that such restrictions will not be applicable to the Company’s issuance or sale of (i) Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options, pursuant to any employee or director (x) stock option or benefits plan, (y) stock ownership plan or (z) dividend reinvestment plan (but not shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Common Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding on the date hereof, and disclosed in filings by the Company available on EDGAR or disclosed in writing to Canaccord and (iii) Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

(l)	Change of Circumstances. The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise Canaccord immediately after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter or other document provided to Canaccord pursuant to this Agreement.

(m)	Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by Canaccord or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as Canaccord may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(n)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any termination of a suspension of sales hereunder), and at each Applicable Time, each Settlement Date, each Registration Statement Amendment Date (as defined below) and each Company Periodic Report Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.

(o)	Required Filings Relating to Placement of Placement Shares. In each quarterly reports, annual information form or annual financial statements / annual report on Form 40-F or 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by Canaccord under this Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a “Company Periodic Report Date”), the Company shall set forth with regard to such quarter the number of Shares sold through the Canaccord under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to Canaccord with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, within ten (10) calendar days after the end of each month during the term of this Agreement, the Company will, in addition to filing a Form 1 with the TSX, and will provide, to of the TSX, such additional reports of daily sales of the Placement Shares as may be requested from time to time by the TSX , which schedules and reports shall be submitted to the TSX on a confidential, non-public basis.

(p)	Representation Dates; Certificate. During the term of this Agreement, on the date of each Placement Notice given hereunder, promptly upon each request of Canaccord, and each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F or 20-F under the Exchange Act; (iii) files a report on Form 6-K containing amended financial information (other than an earnings release, to “furnish” information pursuant to Form 6-K or to provide disclosure pursuant to Form 6-K relating to the reclassifications of certain properties as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144) under the Exchange Act or (iv) files a Form 6-K under the Exchange Act for any other purpose (other than to “furnish” information pursuant to revised Form 6-K) (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”); the Company shall furnish Canaccord (but in the case of clause (iv) above only if Canaccord reasonably determines that the information contained in such Form 6-K is material) with a certificate, in the form attached hereto as Exhibit A. The requirement to provide a certificate under this Section 8(p) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide Canaccord with a certificate under this Section 8(p), then before the Company delivers the Placement Notice or Canaccord sells any Placement Shares, the Company shall provide Canaccord with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(q)	Legal Opinions. Upon execution of this Agreement, upon commencement of the offering of Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any termination of a suspension of sales hereunder), and promptly after each (i) Registration Statement Amendment Date, (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (iii) each request by Canaccord, the Company will furnish or cause to be furnished to Canaccord and to counsel to Canaccord the written opinion and, in the case of Dorsey & Whitney LLP, a negative assurance letter, to the extent applicable, of (i) Dorsey & Whitney LLP, US counsel for the Company, and McCarthy Tétrault LLP, Canadian counsel for the Company, and (ii) Kilpatrick Townsend & Stockton LLP, intellectual property counsel for the Company, or other counsel reasonably satisfactory to Canaccord, dated the date of this Agreement or the date of such commencement or recommencement or the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to Canaccord and its counsel, or, in lieu of such opinion and letter, counsel last furnishing such letter to Canaccord shall furnish Canaccord with a letter substantially to the effect that Canaccord may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time. Such opinion and negative assurance letter, to the extent applicable, shall be rendered to Canaccord at the request of the Company and shall state so therein.

(r)	Comfort Letters. Upon execution of this Agreement, upon commencement of the offering of Placement Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any termination of a suspension of sales hereunder), and promptly after each (i) Registration Statement Amendment Date, (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, and (iii) each request by Canaccord, the Company shall cause its independent accountants reasonably satisfactory to Canaccord, to furnish Canaccord letters dated the date of this Agreement or the date of such commencement or recommencement or the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be (the “Comfort Letters”), in form and substance satisfactory to Canaccord, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) confirming that they are in good standing with the Canadian Public Accountability Board, (iii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement as ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iv) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(s)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than Canaccord.

(t)	Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for companies engaged in similar businesses in similar industries.

(u)	Compliance with Laws. The Company and its Subsidiaries shall comply with all federal, state and local or foreign law, rule, regulation, ordinance, order or decree, except where failure to so comply could not reasonably be expected to have a Material Adverse Effect. Furthermore, the Company and its Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licenses and other authorizations required by foreign, federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Effect.

(v)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor the Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(w)	Securities Act and Exchange Act. The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof and the Prospectuses.

(x)	Canadian Securities Laws. The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the (x) Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof and the Prospectuses.

(y)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Act) approved in advance by the Company and Canaccord in its capacity as principal or agent hereunder, neither Canaccord nor the Company (including its agents and representatives, other than Canaccord in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act), required to be filed by it with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder.

(z)	Sarbanes-Oxley Act. The Company and the Subsidiaries will use their commercially reasonable efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(aa)	Consent to Canaccord Trading. The Company consents to Canaccord trading in the Common Shares of the Company for Canaccord’s own account and for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(bb)	Rescission Offers. If, to the knowledge of the Company, all filings required by General Instruction II.L of Form F-10 in connection with this offering shall not have been made or the representation in Section 7 shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Placement Shares from the Company as the result of an offer to purchase solicited by Canaccord the right to refuse to purchase and pay for such Placement Shares.

(cc)	Actively Traded Security. The Company shall notify Canaccord at any time the Common Shares becomes an “actively traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify Canaccord immediately if the Common stock, having once qualified for such exemption, ceases to so qualify.

(dd)	PFIC Status. For each taxable year in which the Company determines it is a “passive foreign investment company” as defined in Section 1297 of the Code, the Company will provide to holders of Shares that are U.S. taxpayers upon written request, or post on the Company’s website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

9.           Additional Representations and Covenants of the Company.

(a)	Issuer Free Writing Prospectuses.

(i)	The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of Canaccord, it will not make any offer relating to the Shares that would constitute a “free writing prospectus” (as defined in Rule 405 of the Securities Act) (an “Issuer Free Writing Prospectus”) required to be filed by it with the Commission or retained by the Company under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by Canaccord. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii)	The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus. In addition, no Issuer Free Writing Prospectus, if any, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by Canaccord expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to Canaccord and, if requested by Canaccord, will prepare and furnish without charge to Canaccord an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by Canaccord expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Company consents to the use by Canaccord of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the preliminary terms of the Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that Canaccord covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of Canaccord that otherwise would not be required to be filed by the Company thereunder, but for the action of Canaccord.

(c)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by Canaccord and included in a Placement Notice (as described in clause (a)(i) above).

10.         Conditions to Canaccord’s Obligations. The obligations of Canaccord hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein and in the applicable Placement Notices, to the due performance by the Company of its obligations hereunder, to the completion by Canaccord of a due diligence review satisfactory to Canaccord in its reasonable judgment, and to the continuing satisfaction (or waiver by Canaccord in its sole discretion) of the following additional conditions:

(a)	Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by Canaccord and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement, the response to which might reasonably require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate.

(c)	No Misstatement or Material Omission. Canaccord shall not have advised the Company that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in Canaccord’s opinion is material, or omits to state a fact that in Canaccord’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Company’s reports filed with the Commission, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities, the effect of which, in the sole judgment of Canaccord (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)	Certificate. Canaccord shall have received the certificate required to be delivered pursuant to Section 8(p) on or before the date on which delivery of such certificate is required pursuant to Section 8(p).

(f)	Legal Opinions. Canaccord shall have received the opinions of counsel to the Company required to be delivered pursuant Section 8(q) on or before the date on which such delivery of such opinions are required pursuant to Section 8(q). In addition, Canaccord shall have received the opinion of Goodwin Procter LLP, counsel to Canaccord, on such dates and with respect to such matters as Canaccord may reasonably request.

(g)	Comfort Letters. Canaccord shall have received the Comfort Letter required to be delivered pursuant Section 8(r) on or before the date on which such delivery of such letter is required pursuant to Section 8(r).

(h)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the Principal Trading Market, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Principal Trading Market at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such market.

(i)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(p), the Company shall have furnished to Canaccord such appropriate further information, certificates, opinions and documents as Canaccord may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish Canaccord with such conformed copies of such opinions, certificates, letters and other documents as Canaccord shall reasonably request.

(j)	Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 and the Securities Act to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 and the Securities Act.

(k)	No Termination Event. There shall not have occurred any event that would permit Canaccord to terminate this Agreement pursuant to Section 13(a).

11.         Indemnification and Contribution.

(a)	Company Indemnification. The Company will indemnify and hold harmless Canaccord and each person, if any, who controls Canaccord against any losses, claims, damages or liabilities, joint or several, to which Canaccord or controlling person may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectuses, the Disclosure Package, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or any amendment or supplement to the Registration Statement, the Prospectuses or the Disclosure Package, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Placement Shares under the securities laws thereof or filed with the Commission or the Canadian Qualified Authorities, or arise out of or are based upon the omission or alleged omission to state in the Registration Statement, the Prospectus, the Disclosure Package, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or any amendment or supplement to the Registration Statement, the Prospectus, or the Disclosure Package or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Placement Shares under the securities laws thereof or filed with the Commission or the Canadian Qualified Authorities a material fact required to be stated in it or necessary to make the statements in it not misleading, and will reimburse Canaccord for any reasonable legal expenses of counsel for Canaccord and one set of local counsel in each applicable jurisdiction for Canaccord, and for other expenses reasonably incurred by Canaccord in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectuses or the Disclosure Package, or any such amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by and through Canaccord expressly for use therein.

(b)	Canaccord Indemnification. Canaccord will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto), the Disclosure Package or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact, in the case of the Registration Statement or any amendment thereto, required to be stated therein or necessary to make the statements therein not misleading and, in the case of the Prospectuses or any supplement thereto, the Disclosure Package or the Issuer Free Writing Prospectus, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto), the Disclosure Package, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by and through Canaccord expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)	Procedure. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify such indemnifying party in writing of the institution of such Proceeding and such indemnifying party shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise. (The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such Proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such Proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable to the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. No indemnifying party shall be liable for any settlement of any action or claim affected without its written consent, which consent shall not be unreasonably withheld.

(d)	Contribution. If the indemnification provided for in this Section 11 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and Canaccord on the other from the offering of the Placement Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and Canaccord on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and Canaccord on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company, bear to the total underwriting discounts, commissions and other fees received by Canaccord. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or Canaccord on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Canaccord agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), Canaccord shall not be required to contribute any amount in excess of the amount by which the total price at which the Placement Shares distributed to the public by it were offered to the public exceeds the amount of any damages which Canaccord has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)	Obligations. The obligations of the Company under this Section 11 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls Canaccord within the meaning of the Securities Act; and the obligations of Canaccord under this Section 11 shall be in addition to any liability which Canaccord may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

12.         Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of Canaccord, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.         Termination.

(a)	Canaccord shall have the right to terminate this Agreement at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of Canaccord, may materially impair Canaccord’s ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of Canaccord’s obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Common Shares of the Company on the Principal Trading Market or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(j) (Expenses), Section 11 (Indemnification), Section 12 (Survival of Representations), Section 13(f) (Termination), Section 18 (Applicable Law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If Canaccord elects to terminate this Agreement as provided in this Section 13(a), Canaccord shall provide the required notice as specified in Section 14 (Notices).

(b)	The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(j), Section 11, Section 12, Section 13(f), Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)	In addition to, and without limiting Canaccord’s rights under Section 13(a), Canaccord shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(j), Section 11, Section 12, Section 13(f), Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b) or 13(c) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(j), Section 11, Section 12, Section 13(f), Section 18 and Section 19 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by Canaccord or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Company terminates this Agreement, as permitted under Section 13(b), the Company shall be under no continuing obligation, either pursuant to this Agreement or pursuant to the Engagement Letter dated September 30, 2014 between the Company and Canaccord, to utilize the services of Canaccord in connection with any sale of securities of the Company or to pay any compensation to Canaccord other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to Canaccord.

14.         Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to Canaccord, shall be delivered to:

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, MA 02110

Attention: ECM, General Counsel

With a copy to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Thomas S. Levato, Esq.

or if sent to the Company, shall be delivered to:

Oncolytics Biotech Inc.

210, 1167 Kensington Crescent NW

Calgary, AB, Canada

T2N 1X7

Attention: Chief Financial Officer

With a copy to:

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, CO 80202-5549
Attention: Jason K. Brenkert, Esq.

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the Principal Trading Market and commercial banks in the city of New York are open for business.

15.         Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and Canaccord and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that Canaccord may assign its rights and obligations hereunder to an affiliate of Canaccord without obtaining the Company’s consent.

16.         Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

17.         Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and Canaccord. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

18.         Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

19.         Waiver of Jury Trial. The Company and Canaccord hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this agreement or any transaction contemplated hereby.

20.         Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that Canaccord has not been engaged by the Company to provide, and has not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor has Canaccord assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against Canaccord for breach of fiduciary duty or alleged breach of fiduciary duty and agrees Canaccord shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

21.         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

ONCOLYTICS BIOTECH INC.

By:	/s/ Kirk Look

Name:	Kirk Look
Title:	Chief Financial Officer

ACCEPTED as of the date first-above
written:

CANACCORD GENUITY LLC

By:	/s/ Steve Winokur

Name:	Steve Winokur
Title:	Managing Director

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers	Fax Number
Kirk Look Chief Financial Officer	KLook@oncolytics.ca	Office: (403) 670-7658 Cell:	(403) 283-0858
Matt Coffey President and Chief Executive Officer	matt.coffey@oncolytics.ca	Office: (403) 283-0711 Cell:	(403) 283-0858

The Authorized Representatives of Canaccord are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers	Fax Number
Jennifer Pardi, Managing Director, Equity Capital Markets	jpardi@canaccordgenuity.com	Office: (617) 788-1554 Cell: (781) 844-5914	(617) 788-1553
Brian O’Connor, Managing Director, Equity Capital Markets	bo’connor@canaccordgenuity.com	Office: (617) 371-3778 Cell: (617) 816-9807	(617) 788-1553

SCHEDULE 2

Subsidiaries	Jurisdiction of Incorporation

Oncolytics Biotech (Barbados) Inc.	Barbados
Oncolytics Biotech (US) Inc.	Delaware

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Oncolytics Biotech Inc. (“Company”), a company incorporated under the Business Corporations Act (Alberta), do hereby certify in such capacity and on behalf of the Company pursuant to Section 8(n) of the Equity Distribution Agreement dated October 24, 2018 (the “Distribution Agreement”) between the Company and Canaccord Genuity LLC, to the best of my knowledge that:

(i)       The representations and warranties of the Company in Section 7 of the Distribution Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)       The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date: ________________	By:
Name:
Title:

Schedule 7(y)

1.	Purchase Agreement, dated September 28, 2018, by and between Oncolytics Biotech Inc. and Lincoln Park Capital Fund, LLC.

Schedule 8(k)

1.	Purchase Agreement, dated September 28, 2018, by and between Oncolytics Biotech Inc. and Lincoln Park Capital Fund, LLC.